THE FLOWR CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on June 11, 2019

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of The Flowr Corporation ("Flowr" or the "Corporation") will be held at 10:00 a.m. (EST) on June 11, 2019 for the following purposes:

1.	to receive the consolidated financial statements of the Corporation, for the year ended December 31, 2018, including the auditor’s report thereon (the "Financial Statements");

2.	to elect directors of the Corporation (the " Directors") who will serve until the end of the next annual meeting of Shareholders or until their successors are elected or appointed;

3.	to re-appoint the auditor of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor;

4.

to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution to approve the Corporation’s stock option plan, as amended (the "SOP"), as more particularly described in the attached Circular (the full text of the SOP and the proposed ordinary resolution are attached to the Circular as Appendix "A" and Appendix "B", respectively);

5.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the amendment of the articles of the Corporation to change the place of the registered office of the Corporation from 201-100 Allstate Pkwy, Markham, Ontario, L3R 6H3 to 461 King Street West, Floor 2, Toronto, Ontario M5V 1K4 (the "Registered Office Resolution") (the full text of the Registered Office Resolution is attached to the Circular as Appendix "D"); and

6.	to transact such further and other business as may properly come before the Meeting or the reconvening of any adjournment or postponement thereof.

Additional information on the above matters can be found in the management information circular dated May 9, 2019 (the "Circular") under the heading "Business of the Meeting".

The board of directors of the Corporation (the "Board") has fixed the close of business on May 10, 2019 as the record date (the "Record Date") for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

The Circular, this notice of Meeting (the "Notice"), the form of proxy and the voting instruction form (collectively, the "Meeting Materials") are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Whether or not you expect to attend the Meeting, you are encouraged to promptly complete and sign the enclosed form of proxy and return it for receipt by no later than 10:00 a.m. (EST) on June 7, 2019. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a Non-Registered Shareholder (as defined in the Circular under the heading "Non-Registered Shareholders"), accompanying this Notice is a voting instruction form for your use. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated this 9th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF
THE FLOWR CORPORATION

By:	<Signed> "Steve Klein"
	Name:	Steve Klein
	Title:	Chairman and Chief Strategy Officer